EXHIBIT 99.1

Seabridge Gold Confirms Transfer of Red Mountain Claims to IDM Mining

TORONTO, May 26, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has completed the transfer of the Red Mountain Project to IDM Mining Ltd. (“IDM”) upon the exercise of IDM’s option to acquire the Project.  IDM has assumed all responsibilities and liabilities related to the project. In connection with IDM taking responsibility for all environmental obligations at Red Mountain, cash held under a Safekeeping Agreement with the Province of BC as security for reclamation liabilities will be released, of which CDN$750,000 will be retained by Seabridge. The Red Mountain Project covers an area of 17,125 hectares and is located 15km northeast of the town of Stewart, BC.

According to the option agreement between Seabridge and IDM, IDM is obligated to make a CDN$1.5 million cash payment to Seabridge upon the commencement of commercial production at Red Mountain. Seabridge also retains the right to acquire 10% of the annual gold production from the project at a cost of US$1,000 per ounce up to a maximum of 500,000 ounces produced (50,000 ounces to Seabridge). Alternatively, at Seabridge's sole option, Seabridge may elect to receive a one-time cash payment of CDN$4 million at the commencement of production in exchange for the gold metal stream interest.

Seabridge Chairman and CEO Rudi Fronk said the sale is part of a continuing program of divesting non-core assets in order to focus resources on its KSM and Iskut projects.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM Project located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit the Company's website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net